EXHIBIT 99.1
The Descartes Systems Group Inc.
                         Press Release

DESCARTES REPORTS FISCAL 2013 FIRST QUARTER FINANCIAL RESULTS

Record Revenues and Operating Performance Drives 18% Year-over-Year Increase in Net Income

WATERLOO, Ontario — May 31, 2012 — Descartes Systems Group announced financial results for its fiscal 2013 first quarter (Q1FY13) ended April 30, 2012. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q1FY13 Financial Results
As described in more detail below, key financial highlights for Descartes in Q1FY13 included:
•	Revenues of $29.9 million, up 10% from $27.1 million in the first quarter of fiscal 2012 (Q1FY12) and up from $29.6 million in the previous quarter (Q4FY12);
•	Services revenues of $27.7 million, up 7% from $25.9 million in Q1FY12 and up from $26.9 million in Q4FY12. Services revenues comprised 93% of total revenues for the quarter;
•	Income before income taxes of $4.4 million, up 26% from $3.5 million in Q1FY12 and up 38% from $3.2 million in Q4FY12;
•
Net income of $2.6 million, up 18% from $2.2 million in Q1FY12 and down from $4.5 million in Q4FY12. Q4FY12 net income (and earnings per share on a diluted basis) was positively impacted by a net deferred income tax recovery of $1.9 million, whereas Q1FY13 and Q1FY12 were negatively impacted by a deferred income tax expense of $1.3 million and $1.0 million, respectively;

•	Earnings per share on a diluted basis of $0.04, up 33% from $0.03 in Q1FY12 and down from $0.07 in Q4FY12;
•	Adjusted EBITDA of $8.7 million, up 12% from $7.8 million in Q1FY12 and up from $8.5 million in Q4FY12. Adjusted EBITDA as a percentage of revenues was 29%, consistent with Q1FY12 and Q4FY12;
•	Adjusted EBITDA per share on a diluted basis of $0.14, up 11% from $0.12 in Q1FY12 and up from $0.13 in Q4FY12;
•	Days-sales-outstanding (DSO) for Q1FY13 were 58 days, up from 53 days in Q1FY12 and 52 days in Q4FY12; and
•	Cash provided by operating activities of $4.4 million, down from $5.3 million in Q1FY12 and $7.5 million in Q4FY12.

Adjusted EBITDA and Adjusted EBITDA per diluted share are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). These items are considered by management to be outside Descartes’ ongoing operational results. We define Adjusted EBITDA per diluted share as Adjusted EBITDA divided by the number of diluted shares used to calculate the GAAP measure of earnings per share. A reconciliation of Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and earnings per share determined in accordance with GAAP, respectively, is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY13	Q4 FY12	Q3 FY12	Q2 FY12	Q1 FY12
Revenues	29.9	29.6	28.5	28.8	27.1
Services revenues	27.7	26.9	26.2	26.7	25.9
Income before income taxes	4.4	3.2	4.5	4.2	3.5
Net income*	2.6	4.5	2.7	2.6	2.2
Earnings per diluted share*	0.04	0.07	0.04	0.04	0.03
Adjusted EBITDA	8.7	8.5	8.5	8.3	7.8
Adjusted EBITDA as a % of revenues	29%	29%	30%	29%	29%
Adjusted EBITDA per diluted share	0.14	0.13	0.13	0.13	0.12
DSOs (days)	58	52	53	53	53
Cash provided by operating activities	4.4	7.5	6.6	4.6	5.3

* Net income and earnings per diluted share in Q4FY12 were positively impacted by the recovery of net deferred income taxes of $1.9 million.

Based on the location of Descartes’ customers, the geographic distribution of revenues was as follows:
•	$13.2 million of revenues (44%) were generated in the US;
•	$6.6 million (22%) in Europe, Middle East and Africa (“EMEA”), excluding Belgium;
•	$4.3 million (14%) in Belgium;
•	$3.6 million (12%) in Canada;
•	$1.9 million (6%) in the Asia Pacific region; and
•	$0.3 million (2%) in the Americas, excluding the US and Canada.

“We continue to work with category leaders with a single-minded focus on improving the productivity, performance and security of their logistics operations,” said Art Mesher, Descartes’ Chairman and CEO. “It is this focus on delivering results to customers through our Logistics Technology Platform that has fuelled financial results that are ahead of our plans.”

Cash Position
As at April 30, 2012, Descartes had $69.5 million in cash comprised entirely of cash and cash equivalents. Cash and cash equivalents have increased since year-end by $4.0 million and decreased $6.7 million since April 30, 2011. The company has invested $21.6 million since April 30, 2011 to complete the acquisition of Telargo (June 2011), the acquisition of InterCommIT (November 2011) and the acquisition of GeoMicro (January 2012).

The table set forth below provides a summary of cash flows for Q1FY13 in millions of dollars:

Q1FY13
Cash provided by operating activities	4.4
Additions to capital assets	(0.8)
Settlement of acquisition earn-out	(0.4)
Issuance of common shares	0.3
Effect of foreign exchange rate on cash and cash equivalents	0.5
Net change in cash and cash equivalents	4.0
Cash and cash equivalents, beginning of period	65.5
Cash and cash equivalents, end of period	69.5

“Our record operating results show a company focused on superior performance that, together with its balance sheet, remains well-positioned to continue to execute on the consolidation landscape in front of it,” said Stephanie Ratza, CFO at Descartes.

Q1FY13 Business Events / Announcements
In line with Descartes’ strategy to work with category-leading customers, Descartes announced today that Brink’s, Incorporated, a global leader in security-related services for banks, retailers and a variety of other commercial and governmental customers, has selected Descartes' integrated Routing, Mobile and Telematics suite to improve its vehicle routing efficiency and provide improved real-time visibility to customer shipments.

In addition, the company made the following announcements and/or participated in the following events since March 8, 2012
•	Leen Bakker, a leading home furnishing retailer in the Netherlands and Belgium, implemented Descartes’ routing technology to optimize its retail distribution operations;
•
Ferguson Enterprises, a wholesale distributor of residential and commercial plumbing supplies and part of the Wolseley Group, is using Descartes’ mobile-enabled route planning solution to eliminate paperwork and improve customer service;

•	John Lewis Partnership, a UK department store and supermarket operator, is using Descartes’ route planning and delivery scheduling solutions to improve the efficiencies of home deliveries;
•	Manuport, a Belgium freight forwarder, is using Descartes’ ocean freight booking solution;
•
F.H. Kaysing, a U.S. customs broker, is using Descartes’ customs solutions to participate in the U.S. Customs & Border Protection’s Simplified Entry Pilot, designed to enable freight to more securely and efficiently enter the United States;

•	Salient, a U.S. provider of performance management technology, is using Descartes’ geographic information systems as part of its own service offering;
•	Unveiled new cloud-based security filing solutions for air forwarders;
•	Unveiled a new release of its cloud-based transportation management suite;
•	Unveiled a new android-based mobile solution;
•	Showcased Descartes’ Global Logistics Network at SAP’s SAPPHIRE NOW conference; and
•	Descartes was recognized as #1 ranked Canadian SaaS company by Branham Group in the Branham300 technology rankings.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 8:00 a.m. EDT on May 31, 2012. Designated numbers are 888-812-2278 for North America or +1-706-679-7394 for international, using conference ID number 77430514.

The company simultaneously will conduct an audio webcast on the Descartes Web site at www.descartes.com/company/investors.  Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible from May 31, 11:00 a.m. EDT until June 6, 23:59 p.m. EDT by dialing 855-859-2056 or +1-404-537-3406 and using conference ID number 77430514. An archived replay of the webcast will be available at www.descartes.com/company/investors.

About Descartes
Descartes (TSX:DSG) (Nasdaq:DSGX) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Descartes' B2B network, the Global Logistics Network, integrates more than 35,000 trading partners to our cloud-based Logistics Technology Platform to unite their businesses in commerce. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multi-modal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

# # #

Descartes Investor Contact:
Laurie McCauley (519) 746-6114 x 2358
investor@descartes.com

Safe Harbor Statement
This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relates to the positioning of Descartes to provide value to customers and shareholders; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes’ business of the global economic downturn; departures of key customers; the impact of foreign currency exchange rates; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY12. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA per Diluted Share
We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA per diluted share, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, deferred compensation, stock-based compensation and related fees and taxes) and other charges (for which we include acquisition-related expenses and restructuring charges). Adjusted EBITDA per diluted share divides Adjusted EBITDA by the number of diluted shares used in calculating the GAAP diluted earnings per share, or diluted EPS, measure.

Management considers acquisition-related and restructuring activities to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA is a non-GAAP financial measure and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA does have limitations. In particular, we have completed nine acquisitions within the past four fiscal years, and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA per diluted share to net income and diluted earnings per share, respectively, reported in our unaudited Consolidated Statements of Operations for Q1FY13, Q4FY12, Q3FY12, Q2FY12 and Q1FY12, which we believe are the most directly comparable GAAP measures.

(US dollars in millions)	Q1FY13	Q4FY12	Q3FY12	Q2FY12	Q1FY12
Net income, as reported on Consolidated Statements of Operations	2.6	4.5	2.7	2.6	2.2
Adjustments to reconcile to Adjusted EBITDA:
Income tax expense (recovery)	1.8	(1.3)	1.7	1.6	1.3
Depreciation expense	0.6	0.7	0.6	0.6	0.6
Amortization of intangible assets	3.1	3.0	2.9	2.9	3.1
Amortization of stock-based compensation and related fees and taxes	0.2	0.5	0.2	0.2	0.3
Acquisition-related expenses	0.4	0.7	0.4	0.3	0.3
Restructuring charges	-	0.4	-	0.1	-
Adjusted EBITDA	8.7	8.5	8.5	8.3	7.8

Weighted average diluted shares outstanding (thousands)	63,836	63,629	63,408	63,358	63,194
Diluted earnings per share	0.04	0.07	0.04	0.04	0.03
Adjusted EBITDA per diluted share	0.14	0.13	0.13	0.13	0.12

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2012	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	69,529	65,547
Accounts receivable
Trade	19,279	17,154
Other	5,389	5,324
Prepaid expenses and other	3,297	2,814
Inventory	616	413
Deferred income taxes	11,353	12,420
	109,463	103,672
CAPITAL ASSETS	9,709	9,287
GOODWILL	68,491	68,005
INTANGIBLE ASSETS	44,049	46,681
DEFERRED INCOME TAXES	31,794	31,279
	263,506	258,924
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	5,382	5,250
Accrued liabilities	10,801	12,317
Income taxes payable	1,488	1,318
Deferred revenue	8,376	6,636
	26,047	25,521
DEFERRED REVENUE	589	1,718
INCOME TAX LIABILITY	3,588	3,277
DEFERRED INCOME TAX LIABILITY	9,943	9,754
OTHER LIABILITIES	94	98
	40,261	40,368

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 62,503,527 at April 30, 2012 (January 31, 2012 – 62,432,727)	91,357	90,924
Additional paid-in capital	452,475	452,424
Accumulated other comprehensive income (loss)	1,536	(63)
Accumulated deficit	(322,123)	(324,729)
	223,245	218,556
	263,506	258,924

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2012	2011

REVENUES	29,862	27,076
COST OF REVENUES	10,586	8,914
GROSS MARGIN	19,276	18,162
EXPENSES
Sales and marketing	3,161	3,282
Research and development	5,013	4,518
General and administrative	3,183	3,439
Other charges	427	331
Amortization of intangible assets	3,075	3,137
	14,859	14,707
INCOME FROM OPERATIONS	4,417	3,455
INTEREST EXPENSE	(16)	(3)
INVESTMENT INCOME	33	44
INCOME BEFORE INCOME TAXES	4,434	3,496
INCOME TAX EXPENSE
Current	578	375
Deferred	1,250	969
	1,828	1,344
NET INCOME	2,606	2,152
EARNINGS PER SHARE
Basic	0.04	0.03
Diluted	0.04	0.03
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	62,454	61,881
Diluted	63,836	63,194

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2012	2011
OPERATING ACTIVITIES
Net income	2,606	2,152
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	558	550
Amortization of intangible assets	3,075	3,137
Amortization of deferred compensation	-	11
Stock-based compensation expense	142	275
Deferred income taxes	1,250	969
Deferred tax charge	49	49
Changes in operating assets and liabilities:
Accounts receivable
Trade	(2,024)	(943)
Other	(20)	(298)
Prepaid expenses and other	(412)	(72)
Inventory	(203)	-
Accounts payable	81	29
Accrued liabilities	(1,739)	(832)
Income taxes payable	23	121
Deferred revenue	966	165
Cash provided by operating activities	4,352	5,313
INVESTING ACTIVITIES
Additions to capital assets	(813)	(1,301)
Settlement of acquisition earn-out	(352)	-
Cash used in investing activities	(1,165)	(1,301)
FINANCING ACTIVITIES
Issuance of common shares for cash	300	1,133
Repayment of other liabilities	(5)	(17)
Cash provided by financing activities	295	1,116
Effect of foreign exchange rate changes on cash and cash equivalents	500	1,415
Increase in cash and cash equivalents	3,982	6,543
Cash and cash equivalents, beginning of period	65,547	69,644
Cash and cash equivalents, end of period	69,529	76,187